Dreyfus Worldwide Dollar Money Market Fund, Inc.

We are writing to follow-up on proxy materials that were previously mailed to you regarding the Special Meeting of Stockholders of Dreyfus Worldwide Dollar Money Market Fund, Inc. (the “Company”), and to notify you that the Special Joint Meeting has been adjourned to October 23, 2009 at 3:00 p.m. Our records indicate that we have not received your vote on the important proposals affecting your investment in the Company. We urge you to act promptly and vote your shares.

Please Vote Today!

You may think your vote is not important, but your participation is critical, so please vote immediately. With the adjournment of the meeting until October 23rd, you still have time to cast your vote. You and all other Company stockholders will benefit from your cooperation.

EVERY VOTE COUNTS

You may think your vote is not important, but your participation is critical to hold the meetings, so please vote immediately. We urge you to vote your proxies now. You and all other Company shareholders will benefit from your cooperation.

A copy of the proxy statement is available on the Company’s website at www.dreyfus.com/proxyinfo.HTM.

IMPORTANT NOTICE Your Proxy Vote is Critical

Enclosed you will find proxy materials relating to the Special Meeting of Shareholders to be held on November 16, 2009. If you are shareholder in the Dreyfus Worldwide Dollar Money Market Fund, Inc., you may have received an earlier proxy package for the Special Meeting of Shareholders to be held on October 9, 2009. Please be aware that the enclosed proxy material is unrelated to the October 9, 2009 Special Meeting but rather is for a separate meeting and requires your attention.

Please vote your proxy as soon as possible. Thank you in advance for your prompt attention to this very important matter.